

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2022

Joshua Goldstein
General Counsel and Secretary
Masterworks 106, LLC
225 Liberty St. 29th Floor
New York, New York 10281

>   **Re: Masterworks 106, LLC**
>   **Offering Statement on Form 1-A**
>   **Filed on February 4, 2022**
>   **File No. 024-11798**

Dear Mr. Goldstein:

This is to advise you that we do not intend to review your offering statement.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Janice Adeloye at 202-551-3034 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Craig David Linder